UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of July 2021

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:	☐	No:	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:	☐	No:	☒

Sierra Wireless Partners with Microsoft to Enable Advanced Asset Tracking Capabilities via Azure IoT Central

Sierra Wireless’ Acculink managed IoT solution integrated with Microsoft Azure IoT Central brings simplicity, extra functionality and capabilities for customers

VANCOUVER, British Columbia--(BUSINESS WIRE)--July 13, 2021--Sierra Wireless (NASDAQ: SWIR) (TSX: SW), a world leading IoT solutions provider, today announced that its managed IoT solution, Acculink, has been successfully integrated with Microsoft Azure IoT Central. Acculink helps companies to track the location and condition of high-value and sensitive assets.

Acculink leverages Sierra Wireless’ unique expertise in IoT devices, global connectivity, and cloud to deliver a single solution companies can use to monitor the near real-time status of assets anywhere in the world, and is delivered as a service for a single monthly fee. Azure IoT Central is an Application Platform as a Service (aPaaS) that provides solution builders with the easiest and most cost-effective way to connect and manage devices at scale, enabling their customers to use IoT data in their digital transformations.

“Drawing on our more than two decades of experience in the IoT market, Sierra Wireless has designed Acculink to address the three key needs facing companies as they seek to track high-value and sensitive assets – real-time visibility, product-level tracking, and exception-based monitoring,” said Jim Ryan, SVP Partnerships, Marketing and IoT Solutions, Sierra Wireless. “As a long-time partner of Microsoft, we are excited to now be able to offer our customers added functionality, and the ability to quickly leverage the suite of devices that are supported by Microsoft’s Azure IoT Central. Azure IoT Central allows us to integrate third party devices with the Azure platform quickly and easily, and any device that is already integrated with IoT Central can be easily leveraged on Acculink’s platform.”

“Acculink is a big win for customers in logistics and supply chain management, allowing them to monitor real-time status of their assets anywhere in the world,” said Sam George, Corporate Vice President, Azure IoT at Microsoft Corp. “Building Acculink with Azure IoT Central gave Sierra Wireless a number of important advantages—allowing them to accelerate their solution development efforts by reducing complexity, to deliver an offer that scales globally, and to take advantage of our large IoT Plug and Play device portfolio and device builder ecosystem.”

Built on a foundation provided by Microsoft Azure cloud, Acculink is now integrated with Azure IoT Central providing a managed solution bundling both the hardware and platform. Now, with Azure IoT Central, Acculink offers customers device management, application enablement, and an administrative interface to track and monitor high-value and sensitive assets via an IoT platform, built on Azure.

A new one-stop end-to-end solution to track and manage cargo and assets in transit, Acculink provides customers with the supply-chain visibility they require to avoid shipping delays, minimize dwell time, prevent theft, and remediate environmental conditions that can lead to asset damage. In addition to tracking the location of these assets, Acculink can also alert customers if an asset is exposed to light, changes in temperature, humidity, shock, or other conditions that might spoil or otherwise damage it. Together, Acculink and Azure enable customers to build rules on the time series data generated based on location, sensor readings, and their use-case needs.

Availability

Acculink is currently available to customers throughout North America and comes in three varieties – Acculink Cargo for tracking shipments, Acculink Fleet for tracking vehicles, and Acculink Satellite which provides global satellite tracking, without the need for cellular activity. Sierra Wireless plans to expand availability of the solutions to other regions in the future.

For more information, visit: http://www.sierrawireless.com/acculink, or https://cargo.acculink-asset.com/

To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit http://www.sierrawireless.com/sales.

Note to editors:

To view and download images of Sierra Wireless products, visit https://www.sierrawireless.com/company/image-gallery/

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is a world leading IoT solutions provider that combines devices, network services, and software to unlock value in the connected economy. Companies globally are adopting 4G, 5G, and LPWA solutions to improve operational efficiency, create better customer experiences, improve their business models, and create new revenue streams. Sierra Wireless works with its customers to develop the right industry-specific solution for their IoT deployments, whether this is an integrated solution to help connect edge devices to the cloud, a software/API service to manage processes with billions of connected assets, or a platform to extract real-time data to improve business decisions. With more than 25 years of cellular IoT experience, Sierra Wireless is the global partner customers trust to deliver them their next IoT solution. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at https://www.linkedin.com/company/sierra-wireless and on YouTube at https://www.youtube.com/SierraWireless.

“Sierra Wireless” is a registered trademark of Sierra Wireless, Inc. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations but involve risks and uncertainties. These statements may relate to, among other things: plans and timing for the introduction or enhancement of our products and services, future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans that are not historical fact. These statements are subject to numerous risks and uncertainties surrounding our business and the markets we operate in, including, but not limited to, changes in technology and market conditions and our ability to implement our strategy and successfully develop, manufacture and supply new products and services. A further discussion of the risks and uncertainties facing Sierra Wireless are discussed in its Annual Information Form and Management’s Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in Sierra Wireless’ other regulatory filings with the Securities and Exchange Commission in the United States and the provincial securities commissions in Canada. Due to these many risks and uncertainties we cannot assure you that the forward-looking statements contained in this press release will be realized. Except as may be required by applicable securities laws, Sierra Wireless assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

Contacts

Louise Matich
Sierra Wireless
Media Relations
phone: +1 236 979 2154
pr@sierrawireless.com

David Climie
Sierra Wireless
Investor Relations
phone: +1 604 321 1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ Samuel Cochrane

Samuel Cochrane, Chief Financial Officer

Date: July 13, 2021